SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Subject Company)
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
591695101
(CUSIP Number of Class of Securities)
Natalia Alexeeva, Esq.
Vice President and General Counsel
Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, North Carolina 28227
(704) 321-7380
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)
Copy to:
James M. Dubin, Esq.
Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
☐ Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 5 is to amend and supplement Items 8 and 9 in the Solicitation/Recommendation Statement (as amended and supplemented, the “Statement”) on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission by Metromedia International Group, Inc., a Delaware corporation (the “Company” or “Metromedia”), on July 18, 2007, as amended by Amendment No. 1 filed on August 1, 2007, Amendment No. 2 filed on August 2, 2007, Amendment No. 3 filed on August 3, 2007 and Amendment No. 4 filed on August 7, 2007, in respect of the tender offer commenced on July 18, 2007, by CaucusCom Mergerco Corp., a Delaware corporation and a wholly-owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), and to revise the Exhibit Index accordingly.
Except as otherwise indicated in this Amendment No. 5, the information set forth in the Statement remains unchanged. You should read this Amendment No. 5 together with the Statement. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Statement or the Offer to Purchase (as defined in the Statement), as applicable. The Statement is hereby further amended and supplemented as follows:
ITEM 4. ADDITIONAL INFORMATION.
     Item 8 of the Statement is hereby amended and supplemented as follows:
     “Extension of Offer
     On August 15, 2007, Parent issued a press release announcing that the Offer has been extended to 12:00 midnight, New York City time, on August 21, 2007, in response to a written request received from Metromedia. A copy of the press release issued by Parent on August 15, 2007 is filed as Exhibit (a)(12) hereto and is incorporated herein by reference.”
ITEM 9. EXHIBITS

Exhibit
Number	Description

(a)(12)	Press Release issued by CaucusCom Ventures L.P. on August 15, 2007 (incorporated by reference to Exhibit (a)(1)(J) of the Schedule TO of CaucusCom Mergerco Corp., CaucusCom Ventures L.P., CaucusCom Carry Management L.P. and CaucusCom Telecom Management Ltd., originally filed on July 18, 2007 with the United States Securities and Exchange Commission, as subsequently amended and supplemented)

SIGNATURE
     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

METROMEDIA INTERNATIONAL GROUP, INC.
By:	/s/ Mark S. Hauf
	Name:	Mark S. Hauf
	Title:	Chairman and Chief Executive Officer

Dated: August 15, 2007